POWUR, PBC

BALANCE SHEET

DECEMBER 31, 2017 & 2016

ASSETS

CURRENT ASSETS	2017	2016
Cash	$ 164,156	$ 697,308
Accounts Receivable, net of bad debt allowance	100,121	63,900
Short Term Investments	1,197,853	-
Other Current Assets	48,974	36,426
TOTAL CURRENT ASSETS	1,511,104	797,634
NON-CURRENT ASSETS		
Property and Equipment, Net	575	1,119
TOTAL NON-CURRENT ASSETS	575	1,119
TOTAL ASSETS	$ 1,511,679	$ 798,753

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	45,558	21,144
Commissions Payable, Current Portion	31,304	406
Other Current Liabilities	21,984	511
TOTAL CURRENT LIABILITIES	98,846	22,061
NON-CURRENT LIABILITIES		
Commissions Payable, Net	83,493	70,062
TOTAL LIABILITIES	182,339	92,123
SHAREHOLDERS EQUITY		
Common Stock (25,000,000 auth; 11,421,907 O/S, $0.0001 par)	1,142	865
Preferred Stock (10,000,000 auth; 6,532,628 O/S, $0.0001 par)	653	496
Additional Paid In Capital	3,943,824	2,520,553
Retained Earnings/(Deficit)	(2,616,279)	(1,815,285)
TOTAL SHAREHOLDERS' EQUITY	1,329,341	706,629
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 1,511,679	$ 798,753

POWUR, PBC

INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Sales	$ 1,684,926	$ 1,407,214
Gross Profit	1,684,926	1,407,214
Operating Expense		
Sales & Marketing	1,019,163	855,507
General & Administrative	711,602	583,841
Technology Development	725,633	548,885
Depreciation	382	205
Total Operating Expense	2,456,780	1,988,438
Income from Operations	(771,854)	(581,224)
Interest Income	6,552	130
Other Income/(Expense)	(37,920)	-
Net Income	$ (803,221)	$ (581,094)

POWUR, PBC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (803,221)	$ (581,094)
Depreciation	382	205
Change in Receivables	(36,221)	(63,900)
Change in Other Assets	(12,548)	(28,924)
Change in Current Payables	76,785	20,590
Change in Long Term Payables	13,431	70,062
Net Cash Flows From Operating Activities	(761,393)	(583,061)
Cash Flows From Investing Activities		
Equipment Purchased	-	(810)
(Purchases)/Sales of Marketable Securities	(1,197,853)	-
Net Cash Flows From Investing Activities	(1,197,853)	(810)
Cash Flows From Financing Activities		
Sale of Stock	1,426,094	977,797
Net Cash Flows From Financing Activities	1,426,094	977,797
Cash at Beginning of Period	697,308	303,379
Net Increase (Decrease) In Cash	(533,152)	393,926
Cash at End of Period	$ 164,156	$ 697,308

POWUR, PBC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Powur, PBC ("the Company") is a public benefit corporation organized under the laws of the State of Delaware. The Company provides and manages an online platform that connects independent sales representatives to installers of solar energy systems and related equipment.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable consists of amounts due from customers that are expected to be paid within one year from the date of sale. The Company has historically written off a small amount of uncollectible accounts and expects to occasionally write off additional amounts so has established a bad debt reserve for expected future write offs.

Short Term Investments

Short term investments consist of highly liquid investments with maturities of greater than three months when purchased.

Other Current Assets

As of December 31, 2017, other current assets consisted of the following:

	2017	2016
Reserve for credit chargebacks	32,176	32,176
Backup withholding taxes receivable	6,083	-
Prepaid Insurance	5,859	3,881
Prepaid commission advances	3,549	-
All other prepaid items	1,307	369
Total Other Current Assets	48,974	36,426

Commissions Payable

Commissions payable consists of deferred amounts payable in connection with sales by Company's independent sales representatives, net of an allowance for forfeiture. The Company estimates that approximately 60% of commissions will eventually be paid and 40% will be forfeited due to nonperformance. The current portion of this amount represents amounts due and payable within one year from the balance sheet date. In February 2018 the company prepaid (at a discount) long term deferred commissions payable under a discontinued compensation plan. The discount took into consideration expected forfeitures and the time value of paying cash immediately instead of over approximately nineteen years.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Technology Development

Technology development consists of expenses incurred by the Company to create and maintain the Powur platform for connecting stakeholders in the solar energy sector.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company incurred net operating losses during tax years 2016 and 2017. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to Income Tax in the State of California. The Company's California tax filings for tax year 2016 and 2017 will be subject to review by that State until the expiration of the statutory period in 2021 and 2022, respectively.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2016 and 2017 will be subject to review by that State until the expiration of the statutory period in 2020 and 2021, respectively.

Equity Compensation

In 2015, The Company adopted an equity compensation plan for the purpose of attracting and retaining key leaders and other talented personnel. Stock options vest on a schedule determined by management and permit holders to purchase stock at a pre-agreed price (generally the fair market value as of the grant date). The Company had the following amounts of options available, outstanding, and exercised as of December 31, 2016, and 2017.

	2017	2016
Options Available	3,412,462	2,052,170
Options Outstanding	2,723,834	2,025,482
Options Exercised	75,000	-

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash Equivalents and US Treasury Bills. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before March 28, 2018, the date that the financial statements were available to be issued.